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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-51744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2001 (MM/DD/YY) AND ENDING December 31,2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Wallstreet Associates, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6704 Grasselli Rd., Rivers Plaza Suite-E

(No. and Street)

Fairfield	Al	35064
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JerrY Hall (205)785-9888

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sheppard-Harris & Associates, P.C.

(Name — *if individual, state last, first, middle name*)

3499 Independence Dr. Suite-A	Birmingham	AL	35209
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jerry Hall, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wallstreet Associates, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title

Elaine Engle

Notary Public

My commission expires: 2/24/2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALLSTREET ASSOCIATES, INC.

AUDIT REPORT

DECEMBER 31, 2001

WALLSTREET ASSOCIATES, INC.

TABLE OF CONTENTS

	PAGE
Independent Auditors' Report	1
Statement of Financial Position	2
Statement of Activities	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to the Financial Statements	6
Other Notes	7
Net Capital Computation	8

SHEPPARD-HARRIS & ASSOCIATES, P.C.
Certified Public Accountants

3499 Independence Drive, Suite A • Birmingham, Alabama 35209 • (205) 871-0313

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Wallstreet Associates, Inc.
Birmingham, Alabama

We have audited the statement of financial position of **Wallstreet Associates, Inc.** as of December 31, 2001, and the related statements of activities, changes in stockholder's equity and statement of cash flows for the year then ended. These financial statements are the responsibility of the **Wallstreet Associates, Inc.**'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Wallstreet Associates, Inc.** as of December 31, 2001 and the result of its operations, changes in stockholder's equity and cash flows in financial positions for the year then ended in conformity with generally accepted accounting principles.

Sheppard-Harris & Associates

Sheppard-Harris & Associates, P.C.
Birmingham, Alabama
January 25, 2002

WALLSTREET ASSOCIATES, INC.
STATEMENT OF FINANCIAL POSITION
DECEMBER 31, 2001

ASSETS

ASSETS	
Cash and Cash Equivalents	$ 3,619
Investments	6,988
Accounts Receivable	38
Total Current Assets	10,645
PROPERTY AND EQUIPMENT	
Furniture and Equipment	7,000
Less: Accumulated Depreciation	(2,800)
Total Fixed Assets	4,200
TOTAL ASSETS	$ 14,845

LIABILITIES AND NET ASSETS

LIABILITIES AND STOCKHOLDER'S EQUITY	
LIABILITIES	
Liabilities	-
STOCKHOLDER'S EQUITY	
Capital Stock	13,171
Additional Paid-In-Capital	1,630
Retained Earnings	1,110
Current Earnings	(1,066)
Total Stockholder's Equity	14,845
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 14,845

WALLSTREET ASSOCIATES, INC.
STATEMENT OF ACTIVITIES
FOR THE YEAR ENDED DECEMBER 31, 2001

REVENUES	
Revenue	$ 29,340
Total Revenue	29,340
EXPENSES	
General and Administrative	9,015
Marketing	20,200
Depreciation	1,400
Total Expenses	30,615
Net Income From Operation	(1,275)
OTHER INCOME AND EXPENSES	
Financial Revenue	353
Financial Expenses	(144)
Net Other Income and Expenses	209
Net Income Before Taxes	$ (1,066)

WALLSTREET ASSOCIATES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
DECEMBER 31, 2001

Stockholder's Equity Beginning of Year	$ 16,206
Add: Net Income (Loss)	(1,066)
Unrealized Profits	(295)
Stockholder's Equity End of Year	$ 14,845

WALLSTREET ASSOCIATES, INC.
STATEMENT OF CASH FLOWS
DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES

Net Income	$ (1,066)
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,400
Increase in Investments	(351)
Decrease in Accounts Receivable	1,012
Decrease in Capital	(295)
NET CASH PROVIDED BY OPERATING ACTIVITIES	700
NET CASH INCREASE (DECREASE)	700
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	2,919
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 3,619

WALLSTREET & ASSOCIATES, INC.
NOTES TO THE FINANCIAL STATEMENT
DECEMBER 31, 2001

NOTE 1 - ORGANIZATION

Wallstreet Associates, Inc., primary objective is to sell only cash account mutual funds on an application basis to retail clientele. **Wallstreet Associates, Inc.** operates pursuant to the (k)(1) provisions of SEC Rule 15c3-3 and does not hold customer funds or securities. The company was incorporated on October 7, 1999.

NOTE 2 - BASIS OF PRESENTATION

The financial statements of **Wallstreet Associates, Inc.**, have been prepared on the accrual basis of accounting and accordingly, reflect all significant receivables, payables and other liabilities.

NOTE 3 - USE OF ESTIMATE

The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 4 - CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three (3) months or less to be cash equivalents. At December 31, 2001, the carrying amount of the Company's deposits was $3,619. The Company's deposits at year end were entirely covered by Federal depository insurance.

NOTE 5 - PROPERTY AND EQUIPMENT

The method for determining the estimated reduction for usage was based on standard depreciation guidelines. Consequently, the value of property is recorded at cost less an allowance for usage. A summary of net property is presented below:

Item	Cost	Usage Allowance	Net
Furniture & Equipment	$ 7,000	2,800	$ 4,200
Total	$ 7,000	2,800	$ 4,200

WALLSTREET & ASSOCIATES, INC.
OTHER NOTES
DECEMBER 31, 2001

There was no material difference between audited Computation of Net Capital and the maker-dealer corresponding unaudited Part II A Computation.

There was no material inadequacies found for the audit period.

The audit covered the period January 1, 2001 to December 31, 2001.

WALLSTREET ASSOCIATES, INC.
NET CAPITAL COMPUTATION
FOR THE MONTH ENDING
DECEMBER 31, 2001

ASSETS

ALLOWABLE ASSETS	$ 3,619
Cash	38
Accounts Receivable - Trade	5,888
Investments Securities	
	9,545
Total Current Assets	
NON- ALLOWABLE ASSETS	
Furniture and Equipment	4,200
Investments Securities	1,100
Total Non-Allowable Assets	5,300
TOTAL ASSETS	14,845

LIABILITIES

LIABILITIES	
Liabilities	-

EQUITY

Stockholder's Equity	13,171
Additional Paid-In-Capital	1,900
Profit and Loss (YTD)	(1,066)
Retained Earnings	1,110
Unrealized Profit and Loss (YTD)	(270)
Total Equity	14,845

TOTAL LIABILITIES AND EQUITY

Total Assets:	14,845
Less Liabilities:	-
Net Worth	14,845
Less: Non-Allowable Assets	(5,300)
Tentative Net Capital	9,545
Securities Haircuts: Applies 4/30/00	(880)
Net Capital	8,665
Less: Net Capital Equipment	(5,000)
Excess Net Capital	$ 3,665